EXHIBIT 4.7

Joint Venture Corporation
“Dongguan Kwan Hong Electronics Company Limited”
Supplementary Agreement Four
(Translation)

Dongguan Cheung On Lan Hong Electronics Development Company (“Party A”) and Hong Kong Kwanasia Electronics Company Ltd (“Original Party B”) established the joint venture corporation, Dongguan Kwan Hong Electronics Company Ltd (“Joint Venture Corporation”) in Cheung On, Dongguan. The Joint Venture Corporation is approved by the Dongguan Foreign Economic Bureau under the approval document [1997] No.164. The original cooperation agreement and supplementary agreements have been filed with the Commercial and Custom departments for records. For the purpose of business development and with the consent of the Board of Directors, the following supplementary terms are supplemented:

1.	Original Party B withdraws from the Joint Venture Corporation and transfer all its investment and share ownership to Integrated International Limited (“Party B”). Party B would settle the transfer consideration to the Original Party B within one month upon the issuance of the new Business License amended for the change in ownership. After the share ownership transfer, Original Party B has no relation with all the operation activities, rights and obligations of the Joint Venture Corporation. These should be responsible by Party A and Party B.

Registered address of Party B: Offshore Chambers, PO Box 217, Apia, Samoa. Director: Tam Man Chi, Nationality: Chinese (Hong Kong)

2.	After the share ownership transfer, the Joint Venture Corporation would reorganize its Board of Directors: totally remains with 3 members, one from Party A, two from Party B, Mr. Tam Man Chi from Party B would be the President (Please refer to the list of Board members for detail)

3.	There is no change in the total investment and registered capital of the Joint Venture Corporation. However, the components of the total investment would be changed as follows: a reduction in import equipments of HKD10,000,000 (TEN MILLION HONG KONG DOLLARS) and an increase in cash investment of HKD10,000,000 (TEN MILLION HONG KONG DOLLARS). After the adjustment, total investment of the Joint Venture Corporation remains at HKD44,200,000 (FORTY FOUR MILLION TWO HUNDRED THOUSAND HONG KONG DOLLARS), which included investment by import equipments of HKD28,400,000 (TWENTY EIGHT MILLION FOUR HUNDRED THOUSAND HONG KONG DOLLARS), investment of equipments purchased in China of HKD3,000,000 (THREE MILLION HONG KONG DOLLARS) and cash investment of HKD12,800,000 (TWELVE MILLION EIGHT HUNDRED THOUSAND HONG KONG DOLLARS). Registered share capital remained at HKD44,200,000 (FORTY FOUR MILLION TWO HUNDRED THOUSAND HONG KONG DOLLARS) which included import equipments of HKD28,400,000 (TWENTY EIGHT MILLION FOUR HUNDRED THOUSAND HONG KONG DOLLARS) and cash investment of HKD15,800,000 (FIFTEEN MILLION EIGHT HUNDRED THOUSAND HONG KONG DOLLARS) invested by Party B.

4.	After the investment adjustment, total production and sales of stage lamp equipments would be decreased from twenty thousand sets to fourteen thousand sets per annum. All these production are for offshore sales.

5.	The production quantity of other products remains unchanged. The ratio of local and offshore sales remains unchanged.

6.	For other items, it should follow the terms stipulated in the original cooperation agreement and the supplementary agreements.

This supplementary agreement is effective upon the signing by respective legal representative with the Company chops of Party A, Party B and Original Party B and the approval by relevant government departments.

Party A: Dongguan Cheung On Lan Hong Electronics Development Company (Chop)
Legal representative: (Signed)

Party B: Integrated International Limited (Chop)
Legal representative: (Signed)

Original party B: (Hong Kong) Kwanasia Electronics Company Limited (Chop)
Legal representative: (Signed)

Date: 10 March 2004